SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                       DIGITAL COURIER TECHNOLOGIES, INC.
                       __________________________________
                                (Name of Issuer)


                         Common Stock, $.0001 Par Value
                         ______________________________
                         (Title of Class of Securities)


                                    253838106
                                 ______________
                                 (CUSIP Number)


                                December 31, 1999
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Continued on the following page(s)
                               Page 1 of 10 pages

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 2 of 10 Pages





1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.


2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           NEW YORK

                                         5          Sole Voting Power
            Number of                               0
              Shares
           Beneficially                  6          Shared Voting Power
             Owned By                               1,286,999
               Each
            Reporting                    7          Sole Dispositive Power
              Person                                0
               With
                                         8          Shared Dispositive Power
                                                    1,286,999

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       1,286,999 /1/


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                          [X]

11               Percent of Class Represented By Amount in Row (9)

                              3.66%

12               Type of Reporting Person*

                              PN


/1/  Position as of February 8, 2000.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 3 of 10 Pages





1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)


                          BROWN SIMPSON CAPITAL, LLC


2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           NEW YORK

                                         5          Sole Voting Power
            Number of                               0
              Shares
           Beneficially                  6          Shared Voting Power
             Owned By                               1,286,999
               Each
            Reporting                    7          Sole Dispositive Power
              Person                                0
               With
                                         8          Shared Dispositive Power
                                                    1,286,999

 9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       1,286,999 /1/


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                          [X]

11               Percent of Class Represented By Amount in Row (9)


                              3.66%

12               Type of Reporting Person*

                              OO


/1/  Position as of February 8, 2000.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 4 of 10 Pages




1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                          BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.


2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           CAYMAN ISLANDS

                                         5       Sole Voting Power
            Number of                            0
              Shares
           Beneficially                  6       Shared Voting Power
             Owned By                            2,228,861
               Each
            Reporting                    7       Sole Dispositive Power
              Person                             0
               With
                                         8       Shared Dispositive Power
                                                 2,228,861

 9               Aggregate Amount of Beneficially Owned by Each Reporting Person

                                                2,228,861 /1/


 10              Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                       [X]

11               Percent of Class Represented By Amount in Row (9)

                              6.33%

12               Type of Reporting Person*

                              OO


/1/  Position as of February 8, 2000.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 253838106                                           Page 5 of 10 Pages


1                Name of Reporting Person
                 I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                          BROWN SIMPSON ASSET MANAGEMENT, LLC


2                Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3                SEC Use Only

4                Citizenship or Place of Organization

                           NEW YORK

             Number of     5            Sole Voting Power
              Shares                    0
           Beneficially
             Owned By      6            Shared Voting Power
               Each                     2,228,861
            Reporting
              Person       7            Sole Dispositive Power
               With                     0

                           8            Shared Dispositive Power
                                        2,228,861

9                Aggregate Amount of Beneficially Owned by Each Reporting Person

                                       2,228,861 /1/


10               Check Box If the Aggregate Amount in Row (9) Excludes Certain
                 Shares*
                                          [X]

11               Percent of Class Represented By Amount in Row (9)


                              6.33%

12               Type of Reporting Person*


                              OO; IA

/1/  Position as of February 8, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages

Item 1(a)         Name of Issuer:

                  Digital Courier Technologies, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  136 Heber Avenue, P.O. Box 8000, Suite 204, Park City, Utah 84060

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Brown Simpson Strategic Growth Fund, L.P., a New York limited partnership ("BSSGF L.P.");

                  (ii) Brown Simpson Capital,  LLC, a New York limited liability company ("Brown Simpson Capital");

                  (iii)Brown  Simpson  Strategic  Growth  Fund,  Ltd.,  a Cayman
                       Islands corporation ("BSSGF Ltd."); and

                  (iv) Brown Simpson Asset  Management,  LLC, a New York limited liability company ("Brown Simpson Asset Management").

                  The General Partner of BSSGF L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF Ltd. pursuant to an investment management contract. Each of Mitchell Kaye, James Simpson, Evan Levine and Matthew Brown hold a 23.75% interest in each of Brown Simpson Capital and Brown Simpson Asset Management. Peter Greene holds a 5% interest in each of Brown Simpson Capital and Brown Simpson Asset Management.


Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of BSSGF L.P., Brown Simpson Capital, BSSGF Ltd. and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address of the principal business office of BSSGF Ltd. is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.


Item 2(c)         Citizenship:

                  (i)  BSSGF L.P. is a New York limited partnership;

                  (ii) Brown  Simpson  Capital is a New York  limited  liability company;

                  (iii)BSSGF Ltd. is a Cayman Islands corporation; and

                  (iv) Brown  Simpson  Asset  Management  is a New York  limited liability company.

Item 2(d)         Title of Class of Securities:

                               Common Stock, $.0001 par value (the "Shares")

                                                              Page 7 of 10 Pages


Item 2(e)         CUSIP Number:
                               253838106

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                               This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of February 8, 2000, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                      (i) Each of BSSGF L.P. and Brown Simpson Capital may be deemed to be the beneficial owner of 1,286,999 Shares. This number consists of (1) 366,102 Shares held for the account of BSSGF L.P., (2) 595,556 Shares to be issued upon the exercise of 595,556 warrants held for the account of BSSGF L.P. and (3) 325,341 Shares to be issued upon the conversion of 325,341 Series A Convertible Preferred Shares held for the account of BSSGF L.P.

                      (ii) Each of BSSGF Ltd. and Brown Simpson Asset Management
                  may be deemed to be the beneficial owner of 2,228,861 Shares. This number consists of (1) 817,741 Shares held for the account of BSSGF Ltd., (2) 1,004,444 Shares to be issued upon the exercise of 1,004,444 warrants held for the account of BSSGF Ltd. and (3) 406,676 Shares to be issued upon the conversion of 406,676 Series A Convertible Preferred Shares held for the account of BSSGF Ltd.

Item 4(b)         Percent of Class:

                  (i) The number of Shares of which each of BSSGF L.P. and Brown Simpson Capital may be deemed to be the beneficial owner constitutes approximately 3.66% of the total number of Shares outstanding (assuming the exercise of 595,556 warrants and the conversion of 325,341 Series A Convertible Preferred Shares held for the account of BSSGF L.P.).

                  (ii) The number of Shares of which each of BSSGF Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 6.33% of the total number of Shares outstanding
(assuming the exercise of 1,004,444 warrants and the conversion of 406,676 Series A Convertible Preferred Shares held for the account of BSSGF Ltd.).

Item 4(c)         Number of shares as to which such person has:

     BSSGF L.P.
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,286,999

     (iii) Sole power to dispose or to direct the disposition of:              0

                                                              Page 8 of 10 Pages


     (iv)  Shared power to dispose or to direct the disposition of:    1,286,999

     Brown Simpson Capital
     ---------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 1,286,999

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    1,286,999

     BSSGF Ltd.
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 2,228,861

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    2,228,861

     Brown Simpson Asset Management
     ------------------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                 2,228,861

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:    2,228,861



Item 5.           Ownership of Five Percent of Less of a Class:

                          This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                     (i) The partners of BSSGF L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF L.P. in accordance with their partnership interests in BSSGF L.P.

                     (ii) The shareholders of BSSGF Ltd. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF Ltd. in accordance with their ownership interests in BSSGF Ltd.

         BSSGF L.P. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF Ltd. BSSGF Ltd.
expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF L.P.

                                                              Page 9 of 10 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 14, 2000             BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                     By:      Brown Simpson Capital, LLC
                                              Its General Partner

                                              By:  Brown Simpson Partners, LLC
                                                   Its Member

                                                   By:  /S/ PETER D. GREENE
                                                        ------------------------
                                                        Peter D. Greene
                                                        Its Member

Date:  February 14, 2000             BROWN SIMPSON CAPITAL, LLC

                                     By:      Brown Simpson Partners, LLC
                                              Its Member

                                              By:  /S/ PETER D. GREENE
                                                   -----------------------------
                                                   Peter D. Greene
                                                   Its Member

Date:  February 14, 2000             BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                     By:      Brown Simpson Asset Management LLC

                                              By:  Brown Simpson, LLC
                                                   Its Member

                                                   By:  /S/ PETER D. GREENE
                                                        ------------------------
                                                        Peter D. Greene
                                                        Its Member

Date:  February 14, 2000             BROWN SIMPSON ASSET MANAGEMENT LLC

                                     By:      Brown Simpson, LLC
                                              Its Member

                                              By:  /S/ PETER D. GREENE
                                                   -----------------------------
                                                   Peter D. Greene
                                                   Its Member